Mail Stop 6010
Via Facsimile and U.S. Mail

July 18, 2007

Dr. Leonard S. Schleifer, M.D., Ph.D
President and Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

   Re: Regeneron Pharmaceuticals, Inc.
     Form 10-K for fiscal year ended December 31, 2006
     File No. 000-19034

Dear Dr. Schleifer:

   We have completed our review of your Form 10-K and have no further comments at this time.

         Sincerely,

         Jim B. Rosenberg
         Senior Assistant Chief Accountant